Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247, 40584, 40585)

Date of Board Meeting

The board of directors (the “Board”) of Sands China Ltd. (the “Company”) hereby announces that a meeting of the Board of the Company will be held on Friday, February 19, 2021 to, among other things, review and approve the announcement of the Company’s annual results for the year ended December 31, 2020 for publication.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, February 5, 2021

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
1